BofI Holding, Inc.

Investor Presentation

Andy Micheletti
Executive Vice President and Chief Financial Officer

May 2014

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2013 and Form 10-Q for the quarter ended March 31 2014. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Q3 Fiscal 2014 Financial Highlights

Q3 2014 vs. Q3 2013	Amount ($MM or %)	Increase (%)
Asset growth	$889.2	30.0%
Deposit growth	$730.0	34.7%
Loan portfolio growth	$906.1	41.3%
Loan portfolio origination growth	$383.2	230.0%
Non-performing assets to total assets	50 bps	-21 bps
Net Income	$14.6	40.5%
Diluted EPS	$1.00	35.1%

Return on Equity: 17.94%

Return on Assets: 1.57%

BofI is Consistently Ranked among the Best of the Biggest Thrifts by SNL Financial...

2013 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar-year 2013 (1-25)

2013 rank	2012 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	BofI Holding Inc. (BOFI)	San Diego, CA	167.418	3,568.3	1.54	17.79	15.36	40.70	0.63	0.03
2	3	Hingham Institution for Savings (HIFS)	Hingham, MA	134.003	1,356.4	1.07	13.52	12.80	42.80	0.83	[illegible]

1 BofI Holding, Inc. (BOFI) CA 167.418 3,568.3 1.54 17.79 15.36 40.70 0.63 0.03

#1

2012 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2012 (1-25)

2012 rank	2011 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	2	BofI Holding Inc. (BOFI)	San Diego, CA	154.986	2,874.3	1.44	17.72	14.33	38.05	1.11	0.29
2	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	142.629	851.1	1.41	13.64	11.60	34.99	0.22	-0.01
3	3	Hingham Institution for Savings (HIFS)	Hingham, MA	138.676	1,205.9	1.15	15.05	12.80	[illegible]	0.63	0.03
4											
5											
6	34	Meta Financial Group Inc. (CASH)	Sioux Falls, SD	82.364	1,763.3	1.14	16.03	17.83	82.27	2.54	0.29
7	6	Oritani Financial Corp. (ORIT)	Township of Washington, NJ	81.633	2,809.7	1.29	6.73	0.10	37.04	1.56	0.15

1 BofI Holding, Inc. (BOFI) CA 154.986 2,874.3 1.44 17.72 14.33 38.05 1.11 0.29

#1

2011 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2011 (1-25)

2011 Rank	2010 rank[1]	Company (ticker)	City, state	Score[2]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	144.60	827.2	1.36	14.55	13.20	34.82	0.22	0.00
2	2	BofI Holding Inc. (BOFI)	San Diego, CA	134.61	2,223.8	1.24	16.09	14.33	42.04	1.20	0.39
3	4	Hingham Institution for Savings (HIFS)	Hingham, MA	132.66	1,127.3	1.14	15.32	[illegible]	40.11	0.81	0.06
4	5	Dime Community	Brooklyn, NY	126.12	4,021.2	1.16	16.26	10.18	41.64	2.02	[illegible]
5											
6											
7	22	Investors Bancorp Inc. (MHC) (ISBC)	Short Hills, NJ	87.06	10,701.6	0.78	8.81	7.32	43.21	1.71	0.57
8	10	ESB Financial Corp. (ESBF)	Ellwood City, PA	86.74	1,964.8	0.81	11.26	8.90	53.64	2.04	0.18

2 BofI Holding, Inc. (BOFI) CA 134.61 2,224 1.24 16.09 14.33 42.04 1.20 0.39

#2

Source: SNL Financial

...and is also a Top Performer among the Broader Universe of All Public Banks and Thrifts

2013 rank	2012 rank		Total assets ($000)	2012 ROAE (%)	2013 ROAA (%)	Non-interest income/total revenue (%)	Capital ratio (%)	Efficiency ratio (%)	Non-performing loans/total loans (%)
1	N/A	HomeStreet, Seattle, WA	$2,631,230	39.18	3.43	79.45	19.31	61.50	12.80
2	239	Independent Bank Corp., Ionia, MI	$2,023,876	22.85	1.12	40.68	14.71	77.59	2.24
3	3	Republic Bancorp, Louisville, KY	$3,394,399	22.51	3.35	33.64	25.28	46.90	3.78
4	8	BofI Holding, San Diego, CA	$2,874,322	17.30	1.49	22.30	14.60	38.15	1.16
5	87	Meta Financial Group, Sioux Falls, SD	$1,763,270	17.21	1.21	53.12	22.23	84.41	2.54
6	1	Bank of the Ozarks, Little Rock, AR	$4,040,207	16.68	2.04	25.29	19.36	48.59	0.34
7	N/A	Pacific Premier Bancorp, Irvine, CA	$1,173,792	16.34	1.52	9.32	14.43	61.20	0.22
8	38	Cardinal Financial Corp., McLean, VA	$3,039,187	16.02	1.70	41.06	13.04	51.37	0.42
9	N/A	Monarch Financial Holdings, Chesapeake, VA	$1,215,446	15.81	1.25	68.78	12.05	79.93	0.33
10	132	Provident Financial Holdings, Riverside, CA	$1,248,330	15.28	1.74	65.79	20.05	61.24	4.00

Source: ABA Banking Journal, May 2013

Note: Public banks and thrifts with total assets of $1-10 billion dollars

BofI is a Top Quartile Performer Versus Bank Peer Group

The 94% on ROE means that the Bank outperformed 94% of all Banks. The 11% G&A ranking means that only 11% of Banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.66%	0.73%	91%
Return on equity	18.97%	6.48%	94%
G&A	1.40%	2.66%	11%
Efficiency ratio	31.28%	69.56%	2%

Source: Uniform Bank Performance Report (UBPR) as of 3/31/14
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 3/31/14

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	**BofI[1] (%)**	**Banks $1-$10bn[2] (%)**
Net interest income	4.02	3.63
Salaries and benefits	0.77	1.53
Premises and equipment	0.15	0.38
Other non-interest expense	0.72	1.42
Total non-interest expense	**1.64**	**3.33**
Core business margin	**2.38**	**0.30**

1. BofI Federal Bank only for the three months ended 12/31/13 - the most recent data on FDIC website "Statistics on Depository Institutions Report" Excludes BofI Holding, Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 12/31/13. Total of 450 institutions $1-$10 billion

Corporate Profile and Vision

Vision

We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors

Key Facts

- $3.9 billion asset savings and loan holding company[1]
- 13-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in single branch location in San Diego, CA
- 339 employees ($11.4 million in assets per employee)[1]
- Market Capitalization of $1.17 billion[2]

1. As of 3/31/14
2. As of 5/02/14 closing price of $82.25 per share

Diversified Branchless Deposit Businesses

Deposit	Key Elements
Consumer direct internet brands	• Demographically targeted brands • Differentiated products with turn-down product options
Distribution Partners	• Exclusive relationships with significant brands, groups, or employees • Exclusive relationships with financial planners through BofI Advisor
Business banking	• Business banking with full suite of cash management services
Specialty deposits	• 1031 exchange firms • Title and escrow companies • HOA and property management • IOLTA accounts
BIN sponsorship	• Prepaid program managers with focus on large national programs

Distribution Partners

Focus	Current Partner
Direct Marketing	Second Amendment Foundation; Golden Key International Honour Society; OSFA The Strategic Financial Alliance; Center Street Securities (A Producers Equity Group Company); Audubon; Sigma Financial Corporation (Member FINRA/SIPC); Sammons Securities Co. (Member FINRA and SIPC); APWU
Retail	Costco Wholesale
Event-Based Issuance	skylight financial; Westlake Financial Services; Principal Financial Group

Diversified and Improving Deposit Mix Including Rapidly Increasing Business Banking Deposits

Diversified Deposit Base


Percent
CD's
30.6
Checking
40.8
9.2
Savings
19.4
Money
Market

Note: 100% of deposits equals $2,833 MM

Rapid Business Banking Deposit Growth


($MM)
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
124
185
314
467
688
1,113
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14

	Q2 13	Q3 13	Q4 13	Q1 14	Q2 14	Q3 14
# of accounts	620	921	1,481	1,979	2,087	2,341

Key Areas of Growth

Key Growth Areas	Growth: 3/2013 - 3/2014
Checking balance	397%
MMS balance	52%
Savings balance	- 17%
CD balance	- 46%
Transaction account balance	186%

BofI's Vision for Multi-Channel Customer Service and Transactions



Voice
ATM
Email
Direct
Banker
Video
Chat

- Aggressive outbound
  - segmented call lists based upon behavioral segmentation (e.g., usage)
- Utilization of third party and internal data
- Coordinated multi-channel marketing
- Utilize third party infrastructure (e.g., ATMs to deposit cash and reload networks)
- Incorporate personalized elements (video, chat) into direct banker interactions
- Mobile and Remote RDC through iPhone and Android applications

The Tipping Point for Consumer and Business Banking Customers

- Consumers are disenchanted with traditional banks
- Cost structure of business and consumer accounts are significant concerns
- Technology has removed final barriers to branchless banking (remote deposit capture, reload networks, enhanced ATMs for depositing of cash)
- Ubiquity of mobile and smartphones
- Consumers can feel connection and relationship via electronic media (phone, video, chat, social)

Internet Banking/ New Preferred Method



%
80
60
40
20
0
25
26
15
67
64
58
2008
2011
Ages 18-34
Ages 35-54
Ages 55+

Source: AlixPartners study, Nicklaus internal reports, SNL Financial, American Bankers Association and Wall Street Research – February 2013

Branch Transaction Activity Migrating to Mobile/Online Channels

U.S. Banking Transactions by Channel (Billions)[1]



100
75
50
25
0
15% of transactions at branches
~85% of transactions non-branch
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Actual
Forecast
Mobile
Online
ATM
Call center
Branch

U.S. Branch Transaction Activity[2] (average annual change – 2008-11)

Deposit	-7% to -9%
Withdrawal	-3% to -6%
Check cashing	-17% to -19%
Total	-4% to -5%

1. Source: Tower Group; McKinsey & Co., Novantas. 2. Represents the average annual change measured in 2008-2011

Branch Traffic has Declined Approximately 4.0% per Year for an Aggregated Decline of 90% Over the Last 16 Years

Average Branch Monthly Volume – Teller Transactions


Thousands
15
10
5
0
13.0
11.4
10.1
8.1
6.4
~4.0% CAGR
1995
2000
2005
2010
2013

"Branch foot-traffic is plummeting and branches are largely idle, except for the activities of the employees"

"Check writing declines 6-10% per year"

– Bob Meara, Analyst, Celent

Source: FMSI 2013 Teller Line Study

The Rollout of Remote Deposit Capture has had an Immediate Impact – Chase Example

% of Consumer Deposits Through Tellers[1]


%
100
80
60
40
20
0
90
85
74
62
55
51
39 points
4Q 07
4Q 08
4Q 09
4Q 10
4Q 11
4Q 12

1. Chase data includes non-Chase ATMs
Source: Gordon Smith, "Consumer & Community Banking" 2/26/13, J.P. Morgan & Chase, SNL Financial

Bank Deposit Revenue Sources have been Significantly Reduced and Cost per Branch Transaction is 40 Times that of a Call Center

Service Charges/Total Deposits (%)



%
0.8
0.6
0.4
0.2
0.0
0.65
0.40
2002
2012

Cost Per Transaction



$
4
3
2
1
0
3.97
0.59
0.56
0.10
Branch
ATM
Online/ mobile
Call center

Source: FDIC; Baird estimates; PNC population

Branch Banks Cannot Cost-Effectively Serve Most Customers



Segment 5 ($500K+ D&I)
Segment 4 ($100-$500K D&I)
Segment 3 ($25-$100K D&I)
Segment 2 ($5K-$25K D&I)
Segment 1 (<$5K D&I)
8
19
21
20
32
12
19
23
23
23
United States
Chase
>30% of Chase households have >$100K in D&I and make up ~55% of revenue
Of the remaining 70%, Chase has publically stated that 70% are not profitable

Source: MacroMonitor 2010 Survey of the U.S. households, U.S. Census Bureau; Chase data post implementation of Durbin Amendment

Primary Business – Lending

Lending

Single family

Gain-on-sale Mortgage Banking
- Internet and affinity lead sources
- Self-service operation
- Low-fixed costs

Wholesale Jumbo
- High-end portfolio lender
  - “Common Sense" underwriting
  - Quarter to date average LTV of 59%

Warehouse Lending
- Product provides vertical integration and strengthens mortgage banking relationships

Multifamily

Retail

Wholesale

- High quality originators with average experience of 15+ years
- Call center based originators
- Highly ranked website - apartmentbank.com
- 12-year history as portfolio bank
- High credit quality
- Quarter to date average LTV of 61% and DSCR of 1.45%

C&I Lending

Lender Finance
- Real estate and tax lien secured
- Consumer receivable secured

Healthcare Finance
- Lower and middle market asset-based lending (healthcare receivables)
- Selected Health Care Real Estate

Factoring
- Insurance company secured receivables
- Healthcare receivables
- Other high credit quality receivables

Bank Loans
- Syndicated cash-flow loans

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Loan Portfolio – End of Last Five Quarters ($ in Thousands)



$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
$2,195,331
$2,256,918
$2,433,001
$2,777,325
$3,101,408
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014

Average Loan to Value		Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014
	Multifamily	55%	55%	55%	55%	55%
	Single family	54%	55%	56%	55%	56%

Total Loan Pipeline at Record High

Loan Pipeline – Last Four Quarters and Current



$MM
800
600
400
200
0
489
77
66
250
96
473
84
106
204
79
677
143
148
344
42
777
151
92
497
37
777
167
157
386
67
FY Q3 2013
FY Q4 2013
FY Q1 2014
FY Q2 2014
FY Q3 2014
C&I
Multifamily
Jumbo
Single Family Agency

… with Single Family Production shifted to Jumbo Mortgages and Away From Agency Eligible Loans

Monthly Loan Production ($MM)



Jumbo Mortgages
Agency Mortgages
$160
$140
$120
$100
$80
$60
$40
$20
$0
$146
$30
$116
$130
$24
$106
$151
$24
$127
$134
$18
$116
$113
$14
$99
$127
$21
$106
October-13
November-13
December-13
January-14
February-14
March-14

Best-in-Class Asset Quality

Non-current (30 days+) loans to total loans[1]



(%)
4
3
2
1
0
0.57
1.94
BofI
Banks $1-10 bn

Assets in non-accrual to total assets[1]



(%)
4
3
2
1
0
0.46
0.92
BofI
Bank $1-10 bn

1. As reported in FDIC SDI report at 12/31/13. Total of 450 institutions included in the $1-$10 billion group

Loan Diversity – March 31, 2014



Loan Portfolio[1]
100% = $3,154 Million
Factoring 3%
Home Equity 1%
Consumer and Other 1%
Multifamily 29%
SF - Residential 54%
CRE 1%
C&I - SF Lender Finance 7%
C&I 4%

1. Gross loans before premiums, discounts and allowances

Non-Interest Income Is Diversified With Significant Growth Outside of Single Family Agency Mortgage Banking

($ in Thousands)	Q3 Fiscal 2013	Q3 Fiscal 2014
Mortgage loan sales:		
Single family	$4,338	$1,139
Multifamily	1,035	1,219
Other loan sales, primarily structured settlements	--	1,915
Mortgage prepayment penalties	470	458
Bank service fees, prepaid card fees, other non-interest income, net	649	1,147
Total non-interest income from core earnings[1]	**$6,492**	**$5,878**

1. Core earnings is a non-GAAP measure that excludes realized and unrealized gains and losses associated with our securities portfolios.

Investment Summary

- Full service branchless banking platform with structural cost advantages vs. traditional banks
- Superior growth and ROE relative to large and small competitors
- Solid track record of allocating capital to businesses with best risk-adjusted returns
- New business initiatives will generate incremental growth in customers, loans and profits
- Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks

Contact Information

COMPANY

Greg Garrabrants, President and CEO

BofI Holding, Inc.

investors@bofi.com
www.bofiholding.com

Investor Relations

Johnny Lai, CFA, Senior Analyst

MZ Group

Phone: +1-949-259-4989

Mobile: +1-626-318-0411

jlai@mzgroup.us

www.mzgroup.com